Exhibit 99.1

Press Release 23 May 2018 07:00 am CEST Regulated Information

Celyad announces closing of global offering

Mont-Saint-Guibert, Belgium - Celyad (Euronext Brussels and Paris, and NASDAQ: CYAD), a clinical-stage biopharmaceutical company focused on the development of specialized CAR-T cell based therapies, today announced the closing of a global offering of 2,070,000 ordinary shares to purchasers in the United States, Europe and certain countries outside the United States and Europe, comprised of 568,500 ordinary shares in the form of American Depositary Shares (ADSs) at a price per ADS of $26.28, and 1,501,500 ordinary shares at a price per share of €22.29 (the “global offering”). Each ADS represents the right to receive one ordinary share. The number of ADSs and ordinary shares sold in the global offering reflects the full exercise of the underwriters’ option to purchase additional shares.

The gross proceeds to Celyad from the global offering amounted to approximately $54.4 million (approximately €46.1 million), before deducting underwriting commissions and estimated offering expenses.

Celyad’s ADSs are currently listed on the NASDAQ Global Market under the symbol “CYAD” and Celyad’s ordinary shares are currently listed on Euronext Brussels and Euronext Paris.

Wells Fargo Securities, LLC and Bryan, Garnier & Co. acted as joint bookrunning managers for the offering. Bank Degroof Petercam NV acted as a co-manager for the private placement and LifeSci Capital LLC acted as a co-manager for the global offering. Kempen & Co NV was Celyad’s advisor in connection with the offering. No stabilization activity was undertaken in connection with the global offering.

The securities were offered pursuant to an effective shelf registration statement that was previously filed with, and declared effective by, the U.S. Securities and Exchange Commission (SEC). A final prospectus supplement dated May 17, 2018 relating to and describing the terms of the offering was filed with the SEC on May 18, 2018 and is available on the SEC’s website at www.sec.gov. Copies of the final prospectus supplement and the accompanying prospectus relating to these securities can be obtained for free from Wells Fargo Securities, LLC, Attention: Equity Syndicate Department, 375 Park Avenue, New York, New York, 10152, at (800) 326-5897 or email a request to cmclientsupport@wellsfargo.com or Bryan, Garnier & Co., Beaufort House, 15 Saint Botolph Street, London EC3A 7BB, United Kingdom, or by telephone at +44 20 7332 2500, or by email at info@bryangarnier.com.

This press release does not constitute an offer to sell nor a solicitation of an offer to buy, nor shall there be any sale of securities in any state or jurisdiction in which such an offer, solicitation or sale is or would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

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www.celyad.com | 1

Press Release 23 May 2018 07:00 am CEST Regulated Information

About Celyad

Celyad is a clinical-stage biopharmaceutical company focused on the development of specialized CAR-T cell based therapies. Celyad utilizes its expertise in cell engineering to target cancer. Celyad’s Natural Killer Receptor based T-Cell (NKR-T) platform has the potential to treat a broad range of solid and hematologic tumors. Its lead oncology candidate, CYAD-01 (CAR-T NKG2D), has been evaluated in a single dose escalation Phase 1 clinical trial to assess the safety and clinical activity of multiple administrations of autologous CYAD-01 cells in seven refractory cancers including five solid tumors (colorectal, ovarian, bladder, triple-negative breast and pancreatic cancers) and two hematological tumors (acute myeloid leukemia and multiple myeloma). Celyad was founded in 2007 and is based in Mont-Saint-Guibert, Belgium, and Boston, Massachusetts. Celyad’s ordinary shares are listed on the Euronext Brussels and Euronext Paris exchanges, and its American Depository Shares are listed on the NASDAQ Global Market, all under the ticker symbol CYAD.

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation).

Important information

In the European Economic Area, the transaction to which this announcement relates is only addressed to and is only directed at qualified investors within the meaning of Directive 2003/71/EC (as amended, and together with any applicable implementing measures in any Member State, the “Prospectus Directive”) (“Qualified Investors”).

In addition, in the United Kingdom, this announcement is directed at and for distribution only to Qualified Investors who are (i) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act (Financial Promotion) Order 2005, as amended (the “Order”), or (ii) persons who are high net worth entities falling within Article 49(2)(a) to (d) of the Order, and (iii) other persons to whom this announcement may otherwise lawfully be communicated (all such persons together being referred to as “Relevant Persons”). The securities referred to herein are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with Relevant Persons. Any person who is not a Relevant Person should not act or rely on this communication or any of its contents.

No announcement or information regarding this offering may be disseminated to the public in jurisdictions where a prior registration or approval is required for such purpose. Other than the registration statement filed with the U.S. Securities and Exchange Commission, no steps have been taken, or will be taken, for the offering of ordinary shares or ADSs in any jurisdiction where such steps would be required. The issue or sale of securities, and the subscription for or purchase of securities, are subject to special legal or statutory restrictions in certain jurisdictions. Celyad SA is not liable if these restrictions are not complied with by any person.

www.celyad.com | 2

Press Release 23 May 2018 07:00 am CEST Regulated Information

Contacts:

Celyad

Christian Homsy, CEO and Patrick Jeanmart CFO - T: +32(0) 10 39 41 00 – investors@celyad.com

Nicolas Van Hoecke, Director, Investor Relations & Communications - T: +32(0) 10 39 41 84 – nvanhoecke@celyad.com

For France: NewCap

Pierre Laurent and Nicolas Mérigeau - T: + 33(0)1 44 71 94 94 - celyad@newcap.eu

For Belgium: Comfi

Gunther De Backer and Sabine Leclercq - T.: +32 (0)2 290 90 90 – celyad@comfi.be

For the U.S.: LifeSci Investor Relations

Daniel Ferry – T.: +1 (617) 535 7746 – celyad@lifesciadvisors.com

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